SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) No. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) No. 35.300.314.441

MINUTES OF THE ANNUAL GENERAL MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETING AS OF DECEMBER 9, 2004

Date, Time and Place of Meeting: December 9, 2004, at 8:00 a.m., in the city of São Paulo, State of São Paulo, at Rua Joaquim Floriano, 100, térreo (auditorium). Attendance: According to the signatures on the Attendance Book, the shareholders who attended the meeting reached the legal quorum. Presiding Board: Mr. Henrique Constantino as Chair of the meeting, Secretary: Mr. Joaquim Constantino Neto. Call: Call Notice was published on editions as of November 24, 25 and 26 of “Gazeta Mercantil” and São Paulo State Official Gazette. Agenda: (i) In the Annual General Meeting: (a) the election of the Board of Directors and (b) the compensation of Board members elected. (ii) In the Extraordinary Shareholders’ Meeting: (a) the creation of the Company’s Stock Option Plan, in compliance with its By-laws and (b) the granting of authorization for the Company’s Compensation Committee to practice all the supplementary acts to implement the Stock Option Plan. Resolutions: (i) In Annual General Meeting: After the necessary clarifications and under the terms of Article 13, paragraph two, of the Company’s By-laws, the election of one (1) member of the Board of Directors was resolved, in view of resignation submitted by the Board member Ana Vigon Tabar, elected in Extraordinary Shareholders’ Meeting held on 3.29.2004, the Minutes of which are filed with the Board of Trade of São Paulo State under #221,205/04-4, resignation of which was accepted by the company, (a) by unanimous vote, the election of Mr. LUIZ KAUFMANN was approved, a Brazilian citizen, engineer, married, with the identity card RG 7,162,266-SSP/SP and individual taxpayer’s register CPF 362,006,990-72, resident and domiciled in the city of São Paulo, State of São Paulo, at Alameda Jauaperi, 290, apt. 31, CEP 04523-010. The Board member elected herein, present at the meeting, declared to be aware of the provisions in the Article 147 of Law 6,404, as of December 15, 1976 and consequently, declared he is not involved in any of the crimes provided for by the law preventing him from performing business activities. The Board member elected herein shall comply with an unified term of office of one (1) year, jointly with other Board members already elected, and shall take office by signing the respective Instrument of Investiture on the company’s records and the Administrators’ Statement of Agreement, pursuant to the Agreement to Adopt the Corporate Governance Differentiated Practices – Level 2 of the São Paulo Stock Exchange– BOVESPA. (b) also by unanimous vote, the annual compensation budget of the Board member elected herein was approved, at the amount of one hundred, fifty thousand Reais (R$ 150,000.00) related to 2005 period. (ii) In Extraordinary Shareholders’ Meeting: After necessary clarifications (a) by unanimous vote, the creation of the Company’s Stock Option Plan was approved, in accordance with the Company’s By-laws, which duly initialed by the Presiding Board, shall have a copy filed at the Company’s head offices and a copy shall be an integral part of the Minutes of this Meeting as Doc. 1. (b) also by unanimous vote, the granting of authorization for the Company’s Compensation Committee to practice all the supplementary acts to implement the Stock Option Plan was approved. Minutes and Publications: The Shareholders attending the meeting authorized the drawing up of these present Minutes as a summary, under the terms of Article 130 of Law 6,404/76, as amended. Approval and Signature of the Minutes: Nothing more to be dealt with, the Chair of the meeting clarified that in relation to resolutions taken, the Company’s Fiscal Council was not heard as it was not instated in this period and concluded works, by drawing up these present Minutes, which were read, approved and signed by the Chair of the meeting, Mr. Henrique Constantino and by the Secretary, Mr. Joaquim Constantino Neto.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, December 9, 2004

Henrique Constantino
 Chairman

Joaquim Constantino Neto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.